SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 13)*

                               Ansell Limited
                 (formerly known as Pacific Dunlop Limited)
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                              (Name of Issuer)

                              Ordinary Shares
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                       (Title of Class of Securities)

                                 694185109
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                Fried, Frank, Harris, Shriver & Jacobson LLP
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                May 28, 2004
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

-----------------------------------
CUSIP No.  694185109

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SHAMROCK HOLDINGS OF CALIFORNIA, INC. - 95-3928494

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)      |_|
                                                                   (b)      |_|

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NOT APPLICABLE

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  |_|

          NOT APPLICABLE

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA

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NUMBER OF      7   SOLE VOTING POWER

SHARES               0
               ----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER

OWNED BY EACH        0
               ----------------------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER

PERSON WITH          0
               ----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                     16,428,840 ORDINARY SHARES(1)
               ----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,428,840 ORDINARY SHARES

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                              |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.8 %(2)
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

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(1) See Item 5 of Amendment No. 1.

(2) This percentage is based on the Form 20-F/A filed by the Company on January 15, 2004, which indicates that the number of outstanding Ordinary Shares of the Company is 185,706,901.

SCHEDULE 13D

-----------------------------------
CUSIP No.  694185109

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TREFOIL INTERNATIONAL III, SPRL - 95-4814073

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)      |_|
                                                                   (b)      |_|

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NOT APPLICABLE

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  |_|

          NOT APPLICABLE

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          BELGIUM

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NUMBER OF      7   SOLE VOTING POWER

SHARES               16,428,840 ORDINARY SHARES
               ----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER

OWNED BY EACH        0
               ----------------------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER

PERSON WITH          0
               ----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                     16,428,840 ORDINARY SHARES(1)
               ----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,428,840 ORDINARY SHARES

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                              |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.8 %(2)
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

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(1) See Item 5 of Amendment No. 1.

(2) This percentage is based on the Form 20-F/A filed by the Company on January 15, 2004, which indicates that the number of outstanding Ordinary Shares of the Company is 185,706,901.

INTRODUCTION

     This statement ("Amendment No. 13") amends the Schedule 13D filed on August 4, 2000 by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended from time to time (the "Amended Schedule 13D") by SHOC and Trefoil International III, SPRL, a Belgian corporation ("Trefoil SPRL"). The securities to which this statement relates are Ordinary Shares of Ansell Limited, an Australian corporation. Capitalized terms used and not defined in this Amendment No. 13 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     On May 28, 2004, Trefoil SPRL disposed of 2,500,000 Ordinary Shares to Salomon Smith Barney pursuant to a block trade transaction at a per share price of $AUD 7.80 (excluding brokerage fees and stamp duties). Prior to the divestment, Trefoil SPRL and SHOC beneficially owned 18,928,840 Ordinary Shares, amounting to approximately 10.2% of the issued and outstanding Ordinary Shares(2). Subsequent to the divestment, Trefoil SPRL and SHOC beneficially own 16,428,840 Ordinary Shares, corresponding to approximately 8.8% of the issued and outstanding Ordinary Shares(2).

     SHOC and Trefoil SPRL may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to SHOC and Trefoil SPRL, and other factors that SHOC and Trefoil SPRL may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise or to sell some or all of the securities it now holds or hereafter acquires.

2. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
               -------------------------------------

     Trefoil SPRL and SHOC beneficially own the 16,428,840 Ordinary Shares held of record by Trefoil SPRL, which represent approximately 8.8% of the issued and outstanding Ordinary Shares(2). Because SHOC controls Trefoil International Investors III, LP, which controls Trefoil SPRL, SHOC and Trefoil SPRL share dispositive power over such Ordinary Shares. On May 28, 2004, Trefoil SPRL disposed of 2,500,000 Ordinary Shares at a per share price of $AUD 7.80 (excluding brokerage fees and stamp duties). This transaction was effected pursuant to a block trade transaction.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------

                    DOCUMENT
                    --------

     Exhibit 31   --  Joint Filing Agreement between SHOC and Trefoil SPRL,
                      dated as of October 11, 2000

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  June 1, 2004

                                     SHAMROCK HOLDINGS OF CALIFORNIA, INC.

                                     By:/s/ Robert G. Moskowitz
                                        ---------------------------------------
                                        Name:   Robert G. Moskowitz
                                        Title:  Vice President


                                     TREFOIL INTERNATIONAL III, SPRL


                                     By:/s/ Gregory S. Martin
                                        ---------------------------------------
                                        Name:  Gregory S. Martin
                                        Title: Director

EXHIBIT INDEX

                     DOCUMENT
                     --------

     Exhibit 31  --  Joint Filing Agreement between SHOC and Trefoil SPRL, dated as of October 11, 2000